

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2011

Via E-mail
James J. Seifert, Esq.
General Counsel and Secretary
Ecolab Inc.
370 Wabasha Street North
St. Paul, Minnesota 55102

> **Re:** **Ecolab Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 6, 2011**
> **File No. 333-176601**

Dear Mr. Seifert:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Amendment No. 1 to Form S-4

Merger Consideration, page 17

1. We note your response to comment 10 of our letter dated September 27, 2011 and your statement that certain stockholders who own both Ecolab and Nalco shares expect to elect to receive Ecolab shares in the merger if the trading price of Ecolab's common stock makes such election advisable. Please revise your disclosure to include a similar statement in your prospectus. Please also disclose the percentage of shares owned by such stockholders so that Nalco stockholders may have a better understanding of whether or not they will receive consideration consistent with their election.

Risk Factors, page 42

2. We have read your response to comment 18 of our letter dated September 27, 2011 and your disclosure on page 52. You state that you cannot predict the outcome of any litigation or the potential for future litigation. However, you have not disclosed for each loss contingency an estimate of the possible loss or range of loss in excess of accrual, or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-3, 4, 5 for guidance.

The Merger, page 68

Background of the Merger, page 68

3. Please revise your disclosure to include all discussions relating to the post-merger employment of members of Nalco's management, including the employment of Mr. Fyrwald as President of Ecolab. We note your brief reference to such discussions at the June 16, 2011 meeting of the Nalco board.

4. We note your response to comment 27 of our letter dated September 27, 2011 in which you highlight the potential advantages of a business combination that were discussed at the May 17, 2011 meeting and at the May 24, 2011 telephonic meeting of the Nalco board. Please revise your disclosure to include the description of such advantages within your prospectus.

5. We note your disclosure that on June 7 and June 8, 2011, Mr. Fyrwald had individual telephone conversations with each member of the Nalco board. Please disclose the "additional details" that were provided to the board members during these conversations.

6. We note your response to comment 33 of our letter dated September 27, 2011 in which you discuss the strategic alternatives considered by the Nalco board at the July 5, 2011 and July 10, 2011 meetings and the reasons for not pursuing these alternatives. Please revise your disclosure to include this description within your prospectus. Further, we note that strategic alternatives and possible acquisition candidates were also discussed by the Ecolab board on February 24, 2011 and May 5, 2011. Please revise your disclosure to address why the alternatives discussed at those meetings were not pursued.

Ecolab's Reasons for the Merger; Recommendation of the Ecolab Board of Directors, page 80

7. We note that in your response to comment 39 of our letter dated September 27, 2011 you discuss various negative factors the Ecolab board considered, including potential risks in the geographic areas where Nalco operates and potential risks relating to certain Nalco offerings. Please include a materially complete discussion of these potential risks considered by the Ecolab board in the prospectus.

Nalco's Reasons for the Merger; Recommendation of the Nalco Board of Directors, page 83

8. We note your revisions in response to comment 40 of our letter dated September 27, 2011. However, it is still not clear what the board considered specifically when evaluating certain factors listed in this section. As one example, it is unclear what was favorable about Nalco's business, results of operations, financial condition, earnings and return to stockholders as a combined company versus on a stand-alone basis. Please revise accordingly.

Certain Financial Forecasts of Ecolab and Nalco, page 87

9. Please advise us as to the consideration you gave to disclosing the information included on page 32 of the discussion materials provided to the Nalco board on July 19, 2011 and on page 28 of the discussion materials provided to the Ecolab board on July 19, 2011.

Opinion of Nalco's Financial Advisor, page 102

10. We reissue comment 45 of our letter dated September 27, 2011. Please explain how the Nalco board assessed the significance and reliability of the opinion of its financial advisor given that a substantial portion of the payment for the opinion is conditioned upon the success of the transaction.

11. We reissue comment 46 of our letter dated September 27, 2011. We continue to object to the express statements that Goldman Sachs does not assume any responsibility for the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by them. As we indicated, while it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for the information. Please revise accordingly.

Material U.S. Federal Income Tax Consequences of the Merger, page 151

12. We note your statement on page 148 that the opinions of counsel will assume "that the parties will report the transactions in a manner consistent with the opinions." Please advise us as to the meaning and purpose of this assumption.

13. We note that counsel do not express a firm opinion with respect to certain tax consequences, including the following:

    a. "[I]f the U.S. holder actually or constructively owns Ecolab stock immediately after the merger, the receipt of the cash may be treated as having the effect of the distribution of a dividend to the U.S. holder . . ."

    b. "[A]n allocation of cash on a share by share basis within a block, and/or designation of blacks on the letter of transmittal might result in less taxable gain to a U.S. holder . . ."

    While in certain circumstances it is appropriate to issue a "should" or "more likely than not" opinion, the disclosure must explain why counsel cannot give a "will" opinion and explain the degree of uncertainty. Please have counsel revise the disclosure accordingly. See Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Exhibits 8.1 and 8.2

14. We note that each opinion states that counsel "confirms our opinion" included in the Proxy Statement/Prospectus. Please have each counsel revise its opinion to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of counsel.

15. We note that each opinion is limited to "those matters specifically set forth above." As this disclaimer appears to limit counsels' opinions to only those matters addressed in Exhibits 8.1 and 8.2, please have counsel delete this disclaimer.

16. Please have each counsel revise its opinion to provide its consent to the prospectus discussion of its opinion.

Form 10-Q for the Quarter Ended June 30, 2011 filed by Nalco Holding Company

Financial Statements, page 3

17. We have read your response to comment 64 of our letter dated September 27, 2011. Please confirm that in your Form 10-Q for the quarter ended September 30, 2011 that you will include a discussion in MD&A related to the increase in DSO and underlying reasons driving the change in your DSO. Please show us your proposed disclosure. Furthermore, please tell us how much of the A/R balance of $876.2 million as of June 30, 2011 was subsequently collected in cash by Nalco Holding Company.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at 202-551-3772, or Al Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Craig A. Roeder, Esq. (*via E-mail*)
        Baker & McKenzie LLP

        Steve Landsman, Esq. (*via E-mail*)
        Nalco Holding Company

        Scott Barshay, Esq. (*via E-mail*)
        Cravath, Swaine & Moore LLP